September 13, 2007

TO WHOM IT MAY CONCERN:

Attached to this filing, in PDF format, are the following documents:

1.

Technical Report (NI 43-101);

2.

Consent of Qualified Person (NI 43-101); and

3.

Consent of Qualified Person (NI 43-101).

Yours very truly,

CROSSHAIR EXPLORATION & MINING CORP.

[signed]

Julie Bolden
VP Corporate Affairs

/jlb
Encl.

Targeting Uranium and Gold	Trading Symbol: CXX	Website: www.crosshairexploration.com
Head Office: Suite 1240, 1140 West Pender Street	Telephone: 604-681-8030	Investor email: dan@crosshairexploration.com
Vancouver, British Columbia, Canada V6E 4G1	Toll Free: 1-866-683-8030 Facsimile: 604-681-8039	General email: michele@crosshairexploration.com